LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015
                              ___________________

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                       WRITER'S EMAIL
(202) 274-2009                                                 mlevy@luselaw.com


                                  March 7, 2006


Via Edgar
---------

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      AMASYS Corporation:  Form 10-KSB for the Fiscal
                  Year Ended June 30, 2005
                  Filed September 28, 2005 - File No. 000-21555
                  ---------------------------------------------

Dear Mr. Cline:

         This is in response to your comment letter dated January 27, 2006 concerning the above referenced Form 10-KSB filed on behalf of AMASYS Corporation (the "Company") on September 28, 2005. Below are the responses to the comments (in bold).

         General
         -------

     1. The Division of Investment Management has reviewed Amasys' Form 10-KSB for the period ending June 30, 2005 ("Form 10-KSB") and Amasys' Form 10-QSB for the period ending September 30, 2005 ("Form 10-QSB"). Based on its review, the Division of Investment Management believes that Amasys is an investment company and has asked us to advise you as follows.

         Based on our preliminary review of Amasys' Form 10-KSB and Form 10-QSB, we believe that Amasys may fall within the definition of an investment company under Section 3(a)(1)(A) and/or Section 3(a)(1)(C) of the Investment Company Act of 1940 ("1940 Act").

                 Section 3(a)(1)(A) defines an "investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(l)(C) defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of investing,

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 2

                 reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

         Amasys describes its business in its Form 10-KSB as maintaining its equity interest in and note receivable from Comtex News Network, Inc. ("Comtex") and equity interest in Analex Corporation ("Analex"). Consistent with this statement, Amasys' Statement of Operations to the Form 10-KSB reports that its sole source of income in fiscal years 2005 and 2004 was derived from its securities investments. Additionally, Amasys' holdings in Comtex and Analex constitute investment securities having a value greater than 40% of its total assets (exclusive of Government securities and cash items). Amasys asserts that it should not be deemed to be an investment company and refers to an exemption from registration as an investment company under the 1940 Act. Amasys, however, provides no information or legal analysis supporting its claim to an exemption from registration. We therefore are unable to concur with Amasys' position that it should not be deemed to be an investment company under the 1940 Act.

         Accordingly, please explain why Amasys is not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for Amasys' reliance upon any exemption or exclusion from the definition of investment(.) company contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate); or (2) if no exemption or exclusion from the definition of investment company is available to Amasys, explain what specific remedial action you have taken or plan to take, either to cause Amasys to fall outside of that definition, or to register Amasys as an investment company.

         Amasys had previously concluded that it would not be considered an investment company pursuant to the safe harbor exemption afforded to companies pursuant to Rule 3a-1 promulgated under the Investment Company Act of 1940, as amended. Amasys acknowledges that such safe harbor protection, if available, is of limited duration. Amasys also acknowledges the Staff's analysis in Comment Number 1. Accordingly, Amasys is in the process of determining: (1) whether it can terminate its registration under Section 12(g) of the Securities Exchange Act of 1934 and/or (2) liquidate its existing assets in order to provide some value to its stockholders. The Company anticipates that it will determine if it can deregister by no later than March 17, 2006 and whether it can implement a plan of liquidation by March 31, 2006. To the extent that a plan of liquidation is authorized by the Company's Board of Directors and requires stockholder approval, Amasys will provide its stockholders with the information required to make an informed decision.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 3

         Amasys notes that it is a company of limited financial and managerial means. Amasys is also unaware of its common stock trading at any time in the last ten years. By exploring deregistration and a plan of liquidation, Amasys is hopeful to provide some value to its stockholders. Amasys therefore respectfully requests it not be required to register as an investment company if it is able to deregister and liquidate its assets to provide some value to its stockholders in a timely manner.

Overview, page 2
----------------

     2. Please revise to clarify if there is a cap on the amount by which the conversion price of the Comtex note will increase. You disclose that it will increase $.05 every 180 days.

         Please be advised that the conversion price of the Comtex note increases $.05 for every 180 days until the due date of July 1, 2008. If Amasys is unable to determine if it can deregister by March 17, 2006, it will file an amendment to its Form 10-KSB reflecting this information.

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

     3. Please revise your audit opinion to state the magnitude of the portion of the financial statements audited by the other auditor, which may be done by indicating dollar amounts or percentages of total assets, total revenue or other appropriate criteria. Refer to AU Section 508.

         Please note that the Company has previously reported that it engaged Turner, Stone & Company, L.L.P. ("Turner Stone") as its new independent registered public accounting firm, effective January 17, 2006. The Company reported that it continued its relationship with Kaiser Scherer & Schlegel, PLLC ("KSS") as its independent registered public accounting firm through the preparation and filing on November 14, 2005 of the Company's Form 10-QSB for the quarter ended September 30, 2005. KSS was dismissed as the Company's independent registered public accounting firm effective January 17, 2006.

         KSS's reports on the financial statements of the Company as of and for the years ended June 30, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Turner Stone has been engaged to audit the financial statements of the Company as of and for the year ending June 30, 2006. The Registrant's Audit Committee approved the engagement of Turner Stone.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 4

         In connection with the audits of the two fiscal years ended June 30, 2005 and the subsequent interim period through the date of this Report, there were (1) no disagreements with KSS on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KSS, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion and (2) no reportable events.

         Amasys has consulted with KSS, its former independent registered public accounting firm, on Comment 3 and KSS will revise its opinion in response to Comment 3 if Amasys is unable to determine if it can deregister by March 17, 2006.

     4. Please revise your scope paragraph to indicate that the principal auditor's audit and report of other auditors provide a reasonable basis for the opinion on the financial statements. Refer to AU Section 508.

         Amasys has consulted with KSS, its former independent registered public accounting firm, on Comment 4 and KSS will revise its opinion in response to Comment 4 if Amasys is unable to determine if it can deregister by March 17, 2006.

Note 2: Summary of Significant Accounting Policies Investment in Common Stock -
-------------------------------------------------------------------------------
Related Party, page F-7
-----------------------

     5. We note the significance to Comtex of your equity ownership and the outstanding note and the significant control you have over the operations of Comtex. Based on these facts, please revise to disclose how you considered the requirements of paragraphs 4(h) and 5 of FIN 46R in determining your accounting for your investment in Comtex.

         Paragraph 4 of FIN 46R describes those entities to which this accounting standard is not applicable and paragraph 4(h) states that an entity need not be evaluated as a variable interest entity unless one or more of four conditions (subparagraphs (1) through (4)) are met. In our consideration of this issue we determined that Amasys did not participate, significantly or otherwise, in the design or redesign of Comtex, Comtex's activities do not involve nor are conducted on behalf of Amasys, Amasys has not provided more than half of Comtex's financial support and Comtex's activities are not primarily related to securitizations or other forms of asset-backed financings. Furthermore, considering the guidance provided by paragraph 5, Amasys concluded that it would neither absorb a majority of Comtex's expected losses nor receive a majority of its expected residual returns. Although Amasys owns 16% of Comtex (up to 22% on a fully diluted basis), the majority of its outstanding shares would either absorb the majority of Comtex's expected losses or receive a majority of its expected residual returns.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 5
         Lastly, although several of Amasys' directors also serve on Comtex's board, they do not control Comtex's board and Amasys does not, through common board members or any other way, exercise significant control over the operations of Comtex.

     6. Please revise to provide a roll-forward of the changes in both your equity investment in Comtex and your note receivable from Comtex that result from applying the equity method accounting.

         Amasys notes that this information is currently reported in the Statement of Operations and the Statement of Stockholder's Equity and respectfully requests that a roll-forward be presented in the notes to its financial statements in future filings if Amasys is unable to determine if it can deregister by March 17, 2006.

Derivative Instruments. page F-7
--------------------------------

     7. Please revise to disclose if you used and are using an independent valuation expert to value the derivative component of the note receivable when originally measured and recognized and on an on-going basis. If you are not using such an expert, disclose who is performing the valuation and his or her qualifications.

         Amasys prepares the derivative valuation using a local certified public accounting firm that does not have such expertise, although it initially worked with a national accounting firm in the preparation of such information and has continued to utilize the same common Black Sholes model in its subsequent valuation determination. If Amasys is unable to determine if it can deregister by March 17, 2006, it will file an amendment to its Form 10-KSB reflecting this information.

     8. Please revise to disclose the reasons for the significant fluctuations in the valuation of your derivative asset period to period, including identification of the material underlying assumptions and how they changed from period to period.

         Also, provide a roll-forward of the asset value between periods.

         Amasys notes that it reviews individual derivative calculations for each period to determine the fluctuations in the valuation of its derivative asset. The individual calculations it reviews include: the market price of Comtex common stock, the exercise price per share, the time to maturity, its annualized risk-free interest of 4%, and the volatility. Amasys respectfully requests that it be allowed to present the roll-forward note to its financial statements in future filings if Amasys is unable to determine if it can deregister by March 17, 2006.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 6

Comprehensive Income, page F-9
------------------------------

     9. Please revise to include the disclosures required by paragraphs 18 through 20 of SFAS 130.

         Amasys has reported in Accumulated Other Comprehensive Income on the Balance Sheet unrealized gains (losses) on its short term investments net of realized gains (losses). It can and will report separately both the realized and unrealized gains (losses) in the Balance Sheet to reflect that a double reporting has not occurred in accordance with Paragraphs 18 through 20 of SFAS No. 130.

         If Amasys is unable to determine if it can deregister by March 17, 2006, it will file an amendment to its Form 10-KSB for the fiscal year ended June 30, 2005 reflecting this information.

Fair Value of Financial Instruments, page F-9
---------------------------------------------

     10. We do not understand why it is not practicable to disclose the fair value of the note from Comtex. It appears the fair value may best be represented by the value of the underlying shares into which the note is convertible. Please tell us in more detail why you do not think it is practicable to fair value this note.

         Amasys has consistently disclosed that it is not practicable to estimate the fair value of the Company's note receivable-related party due to its unique nature. Amasys is not valuing the note based on the underlying shares because it does not anticipate collecting this note through conversion thereof. If Amasys is unable to determine if it can deregister by March 17, 2006, it will file an amendment to its Form 10-KSB for the fiscal year ended June 30, 2005 reflecting this information.

     11. For all periods presented, please revise to disclose the number of shares into which the note is convertible, the conversion price per share and the per share of Comtex stock.

         If Amasys is unable to determine if it can deregister by March 17, 2006, it will file an amendment to its Form 10-KSB reflecting this information.

Note 6: Earnings Per Share
--------------------------

     12. Please revise to include the disclosure requirements of paragraph 40(c) of SFAS 128.

         Although the `Earnings per Share' section of footnote 2 could have been drafted more clearly, Amasys is of the opinion that the disclosure

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Paul Cline
March 7, 2006
Page 7
         requirement of SFAS No. 128, paragraph 40(c) has been complied with in that this section identifies each such potentially dilutive security (stock options and convertible preferred stock).

         The Company acknowledges that:

         o It is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                   Sincerely,

                                   /s/ Marc P. Levy

                                   Marc P. Levy

cc:      Margaret Fitzgerald, Securities and Exchange Commission
         C.W. Gilluly, AMASYS Corporation